UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For May 5, 2025 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

• Group LTIFR# at 5.76 from 5.55 with safety our priority as we strive to realise our goal of zero harm • Challenging operational third quarter (Q3FY25) due to safety incidents and inclement weather exacerbating what is seasonally our lowest production quarter due to January start up • On track to meet FY25 production and cost guidance, revised grade guidance upwards to 6.00g/t on the back of strong performances from Mponeng and Moab Khotsong • 2% increase in underground recovered grades to 6.28g/t from 6.16g/t • 25% increase in average rand gold price received to R1 454 291/kg (US$2 497/oz) from R1 162 048/kg (US$1 928/oz) • 20% increase in gold revenue to R50 915 million (US$2 811 million) from R42 397 million (US$2 262 million) • Robust balance sheet with net cash increasing by 49% to R10 831 million (US$592 million) from R7 283 million (US$386 million) as at 31 December 2024 (H1FY25) • Group production down by 6% to 34 587kg (1 111 996oz) from 36 777kg (1 182 405oz) impacted by severe rainfall across South Africa • 7% increase in gold production from South African underground high-grade mines to 12 176kg (391 467oz) from 11 364kg (365 360oz) despite weather impacts • Total cash operating costs increased by 8%, in-line with plan, to R29 811 million (US$1 646 million) from R27 497 million (US$1 467 million) • Rand cost base remains predictable and largely unaffected by global tariffs • 17% increase in group all-in sustaining costs (AISC) to R1 027 912/kg (US$1 765/oz) from R877 965/kg (US$1 457/oz) • Execution of key projects at Moab Khotsong, Mponeng and Mine Waste Solutions continue INTRODUCTION Johannesburg, South Africa. Monday, 5 May 2025. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational performance for the nine months ended 31 March 2025. We remain on track to meet our full-year production, grade and cost guidance, demonstrating our resilience in a dynamic global environment. While the gold price is near an all-time high, we remain focused on maintaining the good mining discipline underpinning our consistent operating performance and strong free cash flows. By maintaining a balanced and disciplined approach to capital allocation and managing those factors in our control, we will continue rewarding our shareholders and other stakeholders with meaningful returns and long-term value creation. One of the main factors in our control is safety. Our vision remains to create a workplace where everyone feels secure and empowered, knowing their well-being is our top concern. Various interventions exist throughout the company to equip each of our employees to be a safety leader – they include training, regular awareness campaigns, leadership development programmes and introducing a formal accountability model. Safety is not merely a matter of intensity; it is fundamentally about consistency. The practice of doing the right thing every day is what truly cultivates a robust safety culture. By diligently focusing on leading indicators and consistently implementing best practices, we ensure a safer environment for all. While some of our operations continue to achieve significant safety milestones, we have not yet reached or goal of zero harm. We pay our respects and extend our heartfelt condolences to the families, friends and colleagues of our two colleagues who tragically lost their lives after this reporting period: • Mr. Joaquim Alfredo Chihobomo Cossa, a locomotive operator at Moab Khotsong and, • Mr. Lebamang Emmanuel Setenane, a general worker at the Saaiplaas Reclamation Dam Our LTIFR for this reporting period regressed to 5.76 per million hours worked from 5.55 per million hours worked in the previous nine-month period ended 31 March 2024 (9MFY24). KEY FEATURES (9MFY25 vs 9MFY24) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) # LTIFR – lost-time injury frequency rate per million hours worked Unless otherwise indicated, all currency conversions for this reporting period are at the average exchange rate of R/US$18.11 (9MFY24: R/US$18.75) Please note that financial information has not been reviewed or audited by the Company's external auditors OPERATIONAL UPDATE for the nine months ended 31 March 2025 (9MFY25) HARMONY ON TRACK TO MEET FULL YEAR GUIDANCE WITH UNDERGROUND RECOVERED GRADE GUIDANCE INCREASED TO OVER 6G/T. MPONENG AND HIDDEN VALLEY CONTINUE TO EXCEL WHILE STRONG GOLD PRICE RECEIVED DRIVES NET CASH TO RECORD R10.8 BILLION. Johannesburg, South Africa. Monday, 5 May 2025. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational update for the nine months ended 31 March 2025 (9MFY25). MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

2 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2025 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued We have a comprehensive approach to planning that prioritises safety, and we must remain agile in our ability to adapt and improve. Our robust planning processes bolster our confidence in delivering consistently and ensure that we will, once again, meet our full-year guidance. The March quarter is always our lowest production quarter due to the January start-up when our employees return to work after the December holiday period. Our operations do not produce over this period, and this is factored into our annual plans. Group production for 9MFY25 reporting period decreased by 6% to 34 587kg (1 111 996oz) from 36 777kg (1 182 405oz), mainly due to a number of events resulting in a slower than planned third quarter (Q3FY25), namely: 1. The devastating safety incidents which demanded pre-emptive stoppages at Joel, Doornkop and Mponeng 2. The unprecedented rainfall in South Africa which resulted in interruptions in the electricity supply to our West Wits operations. This was a result of lightning strikes and other rain damage to Eskom infrastructure which impacted production at Mponeng, Doornkop and Kusasalethu 3. In the Vaal River Region, the excessive rainfall negatively impacted Mine Waste Solutions, our large surface retreatment operation, as we were unable to access the planned higher-grade, low-lying areas due to flooding. This resulted in lower volumes and lower recovered grades Recovered underground grades remain well above guidance, increasing by 2% to 6.28g/t from 6.16g/t in 9MFY24. Mponeng has been the primary driver behind these higher grades. The quality of the high-grade Mponeng and Moab Khotsong ore bodies supports our investment in these assets, ensuring sustained high-margin production and long-term value creation for our stakeholders. Margins remain strong at our South African high-grade underground and surface operations, and at the Hidden Valley mine in Papua New Guinea. This demonstrates the transformative impact of investing in quality ounces for the Company. Gold revenue for this reporting period increased by 20% to R50 915 million (US$2 811 million) compared to R42 397 million (US$2 262 million) in 9MFY24. The main driver behind this was the higher average gold price received, which increased by 25% to R1 454 291/kg (US$2 497/oz) from R1 162 048/kg (US$1 928/oz) in the comparable reporting period. As a result, our balance sheet remains in an exceptionally strong position with net cash increasing in the third quarter by R3 548 million, or 49%, to R10 831 million (US$592 million) from R7 283 million (US$386 million) at 31 December 2024 (H1FY25). We have a clear strategy to enhance our global competitiveness and establish Harmony as an international gold and copper producer. The Eva Copper Project (the Project) in Queensland, Australia, is progressing well with the feasibility study update nearing completion and preparatory works at the Project site underway. Most of the technical work has been completed. The Queensland Government's planned CopperString grid-power transmission project remains the preferred power solution for the Project, subject to timing and cost. Alternative renewable solutions are being explored as we remain focused on pursuing the optimal power solution for the Project. COSTS Cost control remains of critical importance, especially as the gold price rises to record levels. We are pleased that total cash operating costs for the year remain in line with our planned inflationary increases, increasing by 8% to R29 811 million (US$1 646 million) from R27 497 million (US$1 467 million). Royalties increased by 52% to R1 116 million (US$62 million) from R732 million (US$39 million) and represent about 4% of our cash operating costs. Our rand cost base remains predictable and largely unaffected by the recently announced global tariffs. Our cost metrics per unit have increased in-line with guidance. However, they were negatively impacted by the lower production in the third quarter of financial year 2025. We remain confident of meeting our full-year cost guidance of between R1 020 000/kg to R1 100 000/kg. • Cash operating costs increased by 15% to R861 916/kg (US$1 480/oz) from R747 669/kg (US$1 241/oz) • All-in sustaining costs increased by 17% to R1 027 912/kg (US$1 765/oz) from R877 965/kg (US$1 457/oz) • All-in costs (AIC) increased by 19% to R1 121 938/kg (US$1 927/oz) from R942 150/kg (US$1 563/oz) CAPITAL EXPENDITURE Total capital expenditure for the reporting period increased by 31% to R7 625 million (US$421 million) from R5 827 million (US$311 million). This is mainly due to the ongoing extension projects at Moab Khotsong and Mponeng. FY25 GRADE, PRODUCTION AND COST GUIDANCE With one quarter’s production remaining for FY25, we have increased our underground recovered grade guidance while keeping everything else unchanged. We are confident we will achieve our full year guidance of: • underground recovered grades increased to be above 6.00g/t (previously 5.80g/t) • 1 400 000 to 1 500 000oz in total production • overall AISC guidance of between R1 020 000/kg to R1 100 000/kg HEDGING The record gold prices have provided an excellent opportunity to replace maturing hedges with new ones as they expire, locking in excellent margins in-line with our hedging policy. During the quarter, the gold hedge book was maintained at between 10% and 30% of production over a rolling 36-month period. The average floor and ceiling price on our rand gold zero cost collar book of 346 000 oz stood at R1 660 000/kg and R1 890 000/kg respectively.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

LOOKING AHEAD

Harmony remains unwavering in our dedication to safety and excellence, and steadfast in our commitment to achieving our strategic vision. With over 75 years of mining expertise, we have long understood the importance of planning and responding consistently without losing sight of our end goal. This has helped build resilience and adaptability throughout the organisation.

We are a company fortified by sound fundamentals, an exceptional team, and a focused execution of our promises. Supported by a robust gold price and a strong balance sheet, we are strategically positioned to advance our ambition of becoming a global gold and copper producer.

To our partners and shareholders: thank you for your trust and confidence. Your support remains at the heart of our shared success and epitomises our belief in Mining with Purpose.

Beyers Nel
Chief executive officer

COMPARATIVE OPERATIONAL METRICS FOR Q3FY25 VS Q3FY24 AND 9MFY25 VS 9MFY24

	Unit	Q3FY25	Q3FY24	Q-on-q (%)	9MFY25	9MFY24	Y-on-Y (%)
Average gold price received	R/kg	1 581 029	1 213 350	30	1 454 291	1 162 048	25
	$/oz	2 661	2 000	33	2 497	1 928	30
Underground yield	g/t	5.98	5.86	2	6.28	6.16	2
Gold produced total	kg	9 771	10 888	(10)	34 587	36 777	(6)
	oz	314 142	350 056	(10)	1 111 996	1 182 405	(6)
South African optimised underground[1]	kg	3 486	4 269	(18)	12 571	14 576	(14)
	oz	112 077	137 251	(18)	404 167	468 629	(14)
South African high-grade underground[2]	kg	3 191	3 319	(4)	12 176	11 364	7
	oz	102 592	106 708	(4)	391 467	365 360	7
South African surface[3]	kg	1 784	2 260	(21)	6 040	6 786	(11)
	oz	57 356	72 660	(21)	194 190	218 174	(11)
International (Hidden Valley)	kg	1 310	1 040	26	3 800	4 051	(6)
	oz	42 117	33 437	26	122 172	130 242	(6)
Total cash costs	R/kg	984 143	823 880	(19)	861 916	747 669	(15)
	$/oz	1 657	1 358	(22)	1 480	1 241	(19)
Group AISC	R/kg	1 171 062	964 834	(21)	1 027 912	877 965	(17)
	US$/oz	1 971	1 590	(24)	1 765	1 457	(21)
Group AIC	R/kg	1 322 628	1 037 998	(27)	1 121 938	942 150	(19)
	US$/oz	2 226	1 711	(30)	1 927	1 563	(23)
Average exchange rate	R/US$	18.48	18.87	(2)	18.11	18.75	(3)

1 *Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu*
2 *Mponeng and Moab Khotsong*
3 *Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold*

3 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2025

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Three months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	**Mar-25**	**178**	**178**	**145**	**95**	**168**	**63**	**74**	**131**	**85**	**1 117**
		Mar-24	186	213	163	96	201	86	107	138	105	1 295
Yield	g/tonne	**Mar-25**	**8.07**	**9.86**	**4.23**	**6.48**	**3.48**	**4.03**	**3.80**	**6.54**	**3.28**	**5.98**
		Mar-24	7.95	8.64	4.42	6.65	4.37	4.09	4.39	6.01	3.61	5.86
Gold produced	kg	**Mar-25**	**1 436**	**1 755**	**614**	**616**	**585**	**254**	**281**	**857**	**279**	**6 677**
		Mar-24	1 478	1 841	721	638	879	352	470	830	379	7 588
Gold sold	kg	**Mar-25**	**1 424**	**1 749**	**627**	**628**	**559**	**259**	**308**	**854**	**284**	**6 692**
		Mar-24	1 372	1 647	688	609	809	336	455	743	362	7 021
Gold price received	R/kg	**Mar-25**	**1 569 866**	**1 587 941**	**1 576 396**	**1 576 932**	**1 574 041**	**1 579 429**	**1 588 597**	**1 567 737**	**1 575 620**	**1 577 418**
		Mar-24	1 241 065	1 235 812	1 229 208	1 229 966	1 223 902	1 234 554	1 229 549	1 227 721	1 227 182	1 232 545
Gold revenue[1]	R'000	**Mar-25**	**2 235 489**	**2 777 309**	**988 400**	**990 313**	**879 889**	**409 072**	**489 288**	**1 338 847**	**447 476**	**10 556 083**
		Mar-24	1 702 741	2 035 382	845 695	749 049	990 137	414 810	559 445	912 197	444 240	8 653 696
Cash operating cost (net of by-product credits)	R'000	**Mar-25**	**1 319 023**	**1 482 945**	**738 549**	**697 787**	**777 261**	**424 477**	**595 930**	**958 419**	**454 645**	**7 449 036**
		Mar-24	1 288 712	1 337 990	680 937	606 239	733 755	392 645	575 423	892 802	461 087	6 969 590
Inventory movement	R'000	**Mar-25**	**(87 942)**	**(17 810)**	**12 434**	**2 006**	**(38 089)**	**13 686**	**29 239**	**(20 924)**	**10 849**	**(96 551)**
		Mar-24	(153 664)	(179 998)	(34 853)	(24 846)	(56 065)	(15 134)	(11 061)	(81 392)	(17 130)	(574 143)
Operating costs	R'000	**Mar-25**	**1 231 081**	**1 465 135**	**750 983**	**699 793**	**739 172**	**438 163**	**625 169**	**937 495**	**465 494**	**7 352 485**
		Mar-24	1 135 048	1 157 992	646 084	581 393	677 690	377 511	564 362	811 410	443 957	6 395 447
Production profit	R'000	**Mar-25**	**1 004 408**	**1 312 174**	**237 417**	**290 520**	**140 717**	**(29 091)**	**(135 881)**	**401 352**	**(18 018)**	**3 203 598**
		Mar-24	567 693	877 390	199 611	167 656	312 447	37 299	(4 917)	100 787	283	2 258 249
Capital expenditure	R'000	**Mar-25**	**910 341**	**459 140**	**148 683**	**131 337**	**223 038**	**63 120**	**85 249**	**97 063**	**27 764**	**2 145 735**
		Mar-24	356 661	212 881	130 998	130 454	151 432	39 455	109 675	48 006	7 093	1 186 655
Cash operating costs	R/kg	**Mar-25**	**918 540**	**844 983**	**1 202 849**	**1 132 771**	**1 328 651**	**1 671 169**	**2 120 747**	**1 118 342**	**1 629 552**	**1 115 626**
		Mar-24	871 930	726 773	944 434	950 218	834 761	1 115 469	1 224 304	1 075 665	1 216 588	918 502
Cash operating costs	R/tonne	**Mar-25**	**7 410**	**8 331**	**5 093**	**7 345**	**4 627**	**6 738**	**8 053**	**7 316**	**5 349**	**6 669**
		Mar-24	6 929	6 282	4 178	6 315	3 651	4 566	5 378	6 470	4 391	5 382
Cash operating cost and Capital	R/kg	**Mar-25**	**1 552 482**	**1 106 601**	**1 445 003**	**1 345 981**	**1 709 913**	**1 919 673**	**2 424 125**	**1 231 601**	**1 729 065**	**1 436 988**
		Mar-24	1 113 243	842 407	1 126 123	1 154 691	1 007 039	1 227 557	1 457 655	1 133 504	1 235 303	1 074 887
All-in sustaining cost	R/kg	**Mar-25**	**963 364**	**984 679**	**1 443 287**	**1 302 176**	**1 611 437**	**1 976 122**	**2 367 914**	**1 241 798**	**1 834 042**	**1 276 155**
		Mar-24	952 470	840 030	1 150 055	1 156 166	988 550	1 279 119	1 510 555	1 190 000	1 312 797	1 062 795

4 **Harmony Gold** Mining Company Limited | **Operational Update** for the nine months ended 31 March 2025

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Mar-25**	**5 503**	**1 560**	**937**	**905**	**1 037**	**352**	**10 294**	**11 411**	**982**	**12 393**
		Mar-24	5 385	1 525	955	1 006	1 105	353	10 329	11 624	754	12 378
Yield	g/tonne	**Mar-25**	**0.110**	**0.161**	**0.164**	**0.143**	**0.369**	**0.74**	**0.17**	**0.74**	**1.33**	**0.79**
		Mar-24	0.170	0.145	0.158	0.154	0.444	0.92	0.22	0.85	1.38	0.88
Gold produced	kg	**Mar-25**	**606**	**251**	**154**	**129**	**383**	**261**	**1 784**	**8 461**	**1 310**	**9 771**
		Mar-24	918	221	151	155	491	324	2 260	9 848	1 040	10 888
Gold sold	kg	**Mar-25**	**640**	**249**	**164**	**140**	**380**	**267**	**1 840**	**8 532**	**1 252**	**9 784**
		Mar-24	939	204	156	156	492	335	2 282	9 303	1 097	10 400
Gold price received	R/kg	**Mar-25**	**1 567 042**	**1 692 008**	**1 572 457**	**1 595 071**	**1 560 605**	**1 569 865**	**1 585 649**	**1 579 193**	**1 593 542**	**1 581 029**
		Mar-24	1 002 645	1 258 525	1 232 878	1 231 667	1 225 390	1 226 069	1 137 738	1 209 289	1 247 789	1 213 350
Gold revenue[1]	R'000	**Mar-25**	**1 002 907**	**421 310**	**257 883**	**223 310**	**593 030**	**419 154**	**2 917 594**	**13 473 677**	**1 995 115**	**15 468 792**
		Mar-24	1 014 675	256 739	192 329	192 140	602 892	410 733	2 669 508	11 323 204	1 368 824	12 692 028
Cash operating cost (net of by-product credits)	R'000	**Mar-25**	**527 714**	**139 353**	**86 921**	**92 385**	**380 699**	**309 222**	**1 536 294**	**8 985 330**	**630 730**	**9 616 060**
		Mar-24	501 486	137 418	87 042	83 767	352 921	247 933	1 410 567	8 380 157	590 248	8 970 405
Inventory movement	R'000	**Mar-25**	**34 632**	**(492)**	**5 915**	**6 110**	**(6 370)**	**5 558**	**45 353**	**(51 198)**	**(5 337)**	**(56 535)**
		Mar-24	4 089	(11 451)	2 546	1 205	3 688	2 076	2 153	(571 990)	(76 888)	(648 878)
Operating costs	R'000	**Mar-25**	**562 346**	**138 861**	**92 836**	**98 495**	**374 329**	**314 780**	**1 581 647**	**8 934 132**	**625 393**	**9 559 525**
		Mar-24	505 575	125 967	89 588	84 972	356 609	250 009	1 412 720	7 808 167	513 360	8 321 527
Production profit	R'000	**Mar-25**	**440 561**	**282 449**	**165 047**	**124 815**	**218 701**	**104 374**	**1 335 947**	**4 539 545**	**1 369 722**	**5 909 267**
		Mar-24	509 100	130 772	102 741	107 168	246 283	160 724	1 256 788	3 515 037	855 464	4 370 501
Capital expenditure	R'000	**Mar-25**	**185 525**	**35 554**	**8 127**	**10 924**	**271**	**27 271**	**267 672**	**2 413 407**	**486 244**	**2 899 651**
		Mar-24	256 143	3 758	2 391	6 060	375	47 874	316 601	1 503 256	497 961	2 001 217
Cash operating costs	R/kg	**Mar-25**	**870 815**	**555 191**	**564 422**	**716 163**	**993 992**	**1 184 759**	**861 151**	**1 061 970**	**481 473**	**984 143**
		Mar-24	546 281	621 801	576 437	540 432	718 780	765 225	624 145	850 950	567 546	823 880
Cash operating costs	R/tonne	**Mar-25**	**96**	**89**	**93**	**102**	**367**	**878**	**149**	**787**	**642**	**776**
		Mar-24	93	90	91	83	319	702	137	721	783	725
Cash operating cost and Capital	R/kg	**Mar-25**	**1 176 962**	**696 841**	**617 195**	**800 845**	**994 700**	**1 289 245**	**1 011 192**	**1 347 209**	**852 652**	**1 280 904**
		Mar-24	825 304	638 805	592 272	579 529	719 544	912 985	764 234	1 003 596	1 046 355	1 007 680
All-in sustaining cost	R/kg	**Mar-25**	**944 024**	**701 556**	**616 988**	**781 564**	**985 789**	**1 306 533**	**930 931**	**1 201 705**	**962 244**	**1 171 062**
		Mar-24	578 518	645 545	594 174	583 538	725 577	909 102	666 159	962 439	985 141	964 834

[1]Includes a non-cash consideration to Franco-Nevada (Mar-25:R0m, Mar-24:R73.191m) under Mine Waste Solutions, excluded from the gold price calculation.

5 **Harmony Gold** Mining Company Limited | **Operational Update** for the nine months ended 31 March 2025

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

		Three months ended	SOUTH AFRICA – UNDERGROUND PRODUCTION									
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	**Mar-25**	**196**	**196**	**160**	**105**	**185**	**69**	**82**	**144**	**94**	**1 231**
		Mar-24	205	235	180	106	222	95	118	152	116	1 429
Yield	oz/ton	**Mar-25**	**0.236**	**0.288**	**0.123**	**0.189**	**0.102**	**0.118**	**0.110**	**0.191**	**0.095**	**0.174**
		Mar-24	0.232	0.252	0.129	0.194	0.127	0.119	0.128	0.176	0.105	0.171
Gold produced	oz	**Mar-25**	**46 168**	**56 424**	**19 741**	**19 805**	**18 808**	**8 166**	**9 034**	**27 553**	**8 970**	**214 669**
		Mar-24	47 519	59 189	23 181	20 512	28 260	11 317	15 111	26 685	12 185	243 959
Gold sold	oz	**Mar-25**	**45 783**	**56 232**	**20 158**	**20 191**	**17 972**	**8 327**	**9 902**	**27 457**	**9 131**	**215 153**
		Mar-24	44 111	52 952	22 120	19 580	26 010	10 803	14 629	23 888	11 639	225 732
Gold price received	$/oz	**Mar-25**	**2 643**	**2 673**	**2 654**	**2 655**	**2 650**	**2 659**	**2 674**	**2 639**	**2 652**	**2 655**
		Mar-24	2 046	2 037	2 026	2 027	2 017	2 035	2 027	2 024	2 023	2 032
Gold revenue[1]	$'000	**Mar-25**	**120 989**	**150 313**	**53 494**	**53 598**	**47 621**	**22 140**	**26 481**	**72 461**	**24 218**	**571 315**
		Mar-24	90 235	107 863	44 817	39 695	52 471	21 983	29 647	48 341	23 542	458 594
Cash operating cost (net of by-product credits)	$'000	**Mar-25**	**71 389**	**80 260**	**39 972**	**37 765**	**42 067**	**22 973**	**32 253**	**51 872**	**24 606**	**403 157**
		Mar-24	68 294	70 906	36 086	32 127	38 885	20 808	30 494	47 313	24 434	369 347
Inventory movement	$'000	**Mar-25**	**(4 760)**	**(964)**	**673**	**109**	**(2 061)**	**741**	**1 582**	**(1 132)**	**587**	**(5 225)**
		Mar-24	(8 143)	(9 539)	(1 847)	(1 317)	(2 971)	(802)	(586)	(4 313)	(908)	(30 426)
Operating costs	$'000	**Mar-25**	**66 629**	**79 296**	**40 645**	**37 874**	**40 006**	**23 714**	**33 835**	**50 740**	**25 193**	**397 932**
		Mar-24	60 151	61 367	34 239	30 810	35 914	20 006	29 908	43 000	23 526	338 921
Production profit	$'000	**Mar-25**	**54 360**	**71 017**	**12 849**	**15 724**	**7 615**	**(1 574)**	**(7 354)**	**21 721**	**(975)**	**173 383**
		Mar-24	30 084	46 496	10 578	8 885	16 557	1 977	(261)	5 341	16	119 673
Capital expenditure	$'000	**Mar-25**	**49 269**	**24 849**	**8 047**	**7 109**	**12 071**	**3 416**	**4 613**	**5 253**	**1 502**	**116 129**
		Mar-24	18 901	11 283	6 943	6 913	8 025	2 092	5 812	2 543	376	62 888
Cash operating costs	$/oz	**Mar-25**	**1 546**	**1 422**	**2 025**	**1 907**	**2 237**	**2 813**	**3 570**	**1 883**	**2 743**	**1 878**
		Mar-24	1 437	1 198	1 557	1 566	1 376	1 839	2 018	1 773	2 005	1 514
Cash operating costs	$/t	**Mar-25**	**364**	**409**	**250**	**360**	**227**	**333**	**393**	**360**	**262**	**328**
		Mar-24	333	302	200	303	175	219	258	311	211	258
Cash operating cost and Capital	$/oz	**Mar-25**	**2 613**	**1 863**	**2 432**	**2 266**	**2 878**	**3 232**	**4 081**	**2 073**	**2 911**	**2 419**
		Mar-24	1 835	1 389	1 856	1 903	1 660	2 024	2 403	1 868	2 036	1 772
All-in sustaining cost	$/oz	**Mar-25**	**1 622**	**1 658**	**2 430**	**2 192**	**2 713**	**3 327**	**3 986**	**2 090**	**3 087**	**2 148**
		Mar-24	1 570	1 385	1 896	1 906	1 629	2 108	2 490	1 961	2 164	1 752

6 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2025

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued

			SOUTH AFRICA										
				SURFACE PRODUCTION									
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Mar-25**	**6 068**	**1 720**	**1 033**	**998**	**1 144**	**388**	**11 351**	**12 582**	**1 083**	**13 665**
		Mar-24	5 938	1 682	1 053	1 109	1 219	389	11 390	12 819	831	13 650
Yield	oz/ton	**Mar-25**	**0.003**	**0.005**	**0.005**	**0.004**	**0.011**	**0.022**	**0.005**	**0.022**	**0.039**	**0.023**
		Mar-24	0.005	0.004	0.005	0.004	0.013	0.027	0.006	0.025	0.040	0.026
Gold produced	oz	**Mar-25**	**19 483**	**8 070**	**4 951**	**4 147**	**12 314**	**8 391**	**57 356**	**272 025**	**42 117**	**314 142**
		Mar-24	29 514	7 105	4 855	4 983	15 786	10 417	72 660	316 619	33 437	350 056
Gold sold	oz	**Mar-25**	**20 576**	**8 006**	**5 273**	**4 501**	**12 217**	**8 584**	**59 157**	**274 310**	**40 253**	**314 563**
		Mar-24	30 190	6 559	5 016	5 016	15 818	10 770	73 369	299 101	35 269	334 370
Gold price received	$/oz	**Mar-25**	**2 638**	**2 848**	**2 647**	**2 685**	**2 627**	**2 643**	**2 669**	**2 658**	**2 683**	**2 661**
		Mar-24	1 653	2 074	2 032	2 030	2 020	2 021	1 875	1 993	2 057	2 000
Gold revenue[1]	$'000	**Mar-25**	**54 279**	**22 802**	**13 957**	**12 086**	**32 096**	**22 685**	**157 905**	**729 220**	**107 979**	**837 199**
		Mar-24	53 772	13 606	10 192	10 182	31 950	21 766	141 468	600 062	72 540	672 602
Cash operating cost (net of by-product credits)	$'000	**Mar-25**	**28 561**	**7 542**	**4 704**	**5 000**	**20 604**	**16 735**	**83 146**	**486 303**	**34 137**	**520 440**
		Mar-24	26 576	7 282	4 613	4 439	18 703	13 139	74 752	444 099	31 279	475 378
Inventory movement	$'000	**Mar-25**	**1 874**	**(27)**	**320**	**331**	**(345)**	**301**	**2 454**	**(2 771)**	**(289)**	**(3 060)**
		Mar-24	217	(607)	135	64	195	110	114	(30 312)	(4 075)	(34 387)
Operating costs	$'000	**Mar-25**	**30 435**	**7 515**	**5 024**	**5 331**	**20 259**	**17 036**	**85 600**	**483 532**	**33 848**	**517 380**
		Mar-24	26 793	6 675	4 748	4 503	18 898	13 249	74 866	413 787	27 204	440 991
Production profit	$'000	**Mar-25**	**23 844**	**15 287**	**8 933**	**6 755**	**11 837**	**5 649**	**72 305**	**245 688**	**74 131**	**319 819**
		Mar-24	26 979	6 931	5 444	5 679	13 052	8 517	66 602	186 275	45 336	231 611
Capital expenditure	$'000	**Mar-25**	**10 041**	**1 924**	**439**	**591**	**15**	**1 477**	**14 487**	**130 616**	**26 317**	**156 933**
		Mar-24	13 574	199	127	321	20	2 537	16 778	79 666	26 389	106 055
Cash operating costs	$/oz	**Mar-25**	**1 466**	**935**	**950**	**1 206**	**1 673**	**1 994**	**1 450**	**1 788**	**811**	**1 657**
		Mar-24	900	1 025	950	891	1 185	1 261	1 029	1 403	935	1 358
Cash operating costs	$/t	**Mar-25**	**5**	**4**	**5**	**5**	**18**	**43**	**7**	**39**	**32**	**38**
		Mar-24	4	4	4	4	15	34	7	35	38	35
Cash operating cost and Capital	$/oz	**Mar-25**	**1 981**	**1 173**	**1 039**	**1 348**	**1 674**	**2 170**	**1 702**	**2 268**	**1 435**	**2 156**
		Mar-24	1 360	1 053	976	955	1 186	1 505	1 260	1 654	1 725	1 661
All-in sustaining cost	$/oz	**Mar-25**	**1 589**	**1 181**	**1 038**	**1 316**	**1 659**	**2 199**	**1 567**	**2 023**	**1 623**	**1 971**
		Mar-24	954	1 064	979	962	1 196	1 499	1 098	1 586	1 621	1 590

[1]Includes a non-cash consideration to Franco-Nevada (Mar-25: US$0m, Mar-24: US$3.879m) under Mine Waste Solutions, excluded from the gold price calculation.

7 **Harmony Gold** Mining Company Limited | **Operational Update** for the nine months ended 31 March 2025

8 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2025 FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The information in this booklet that relates to Mineral Resources or Ore Reserves has been extracted from our Reserves and Resources statement published on 30 June 2024. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^, M Gule*^, Z Matlala*^, M Moshe*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2024, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: May 5, 2025 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director